J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Piper Sandler & Co.

1251 Avenue of the Americas

New York, New York 10020

January 13, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Kindelan; Christine Dietz;

Matthew Crispino; Jan Woo

Re:	Flowco Holdings Inc.
Registration Statement on Form S-1
File No. 333-283663

Acceleration Request
Requested Date: January 15, 2025
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Flowco Holdings Inc., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on January 15, 2025, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Sidley Austin LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the above-referenced Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and we have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering.

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
PIPER SANDLER & CO.
As Representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Brash
Name: Lucy Brash
Title: Managing Director

JEFFERIES LLC

By:	/s/ Andrew Picoli
Name: Andrew Picoli
Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ Terry Padden
Name: Terry Padden
Title: Managing Director

SIGNATURE PAGE

UNDERWRITERS’ ACCELERATION REQUEST LETTER